ALGONQUIN POWER & UTILITIES CORP.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 6, 2019

VOTING RESULTS

Resolution # 1:

On a show of hands, the Chairman declared that the shareholders ratified the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorize the directors of the Corporation to fix the remuneration of the auditors.
Proxies Tabulated:
For:        242,968,865
Withheld:    4,892,737
Total:        247,861,602

Resolution # 2:

By way of ballot, the shareholders ratified the election of each of the following director nominees.

Ballots Tabulated:

	For	Withheld
Christopher Ball	238,876,237	2,864,420
Melissa Stapleton Barnes	240,033,777	1,706,880
Christopher Jarratt	212,965,143	28,775,514
D. Randy Laney	236,752,149	4,988,508
Kenneth Moore	239,846,139	1,894,518
Ian Robertson	240,566,112	1,174,545
Masheed Saidi	240,057,463	1,683,194
Dilek Samil	236,019,181	5,721,476
George Steeves	239,569,467	2,171,190

Resolution # 3:

By way of ballot, the shareholders ratified the resolution set forth in Schedule “A” of the Circular to approve the unallocated options Under the Corporation’s stock option plan as disclosed in the Circular.

Ballots Tabulated:
For:         221,570,014
Against:    20,171,871
Total:        241,741,885

Resolution # 4:

By way of ballot, the shareholders ratified the advisory resolution set forth in Schedule “C” of the Circular to accept the approach to executive compensation as disclosed in the Circular

Ballots Tabulated:
For:         229,457,095
Against:    12,284,789
    Total:        241,741,884

Resolution # 5:

On a show of hands, the Chairman declared that the shareholders ratified the resolution set forth in Schedule “D” of the Circular to approve the continuation, amendment and restatement of the Corporation’s shareholder rights plan as disclosed in the Circular.

Proxies Tabulated:
For:        238,699,971
Against:    2,627,421
Total:        241,327,392

Resolution # 6:

On a show of hands, the Chairman declared that the shareholders ratified the resolution set forth in Schedule “G” of the Circular to confirm and approve the Corporation’s advance notice by-law as disclosed in the Circular.

Proxies Tabulated:
For:        238,607,403
Against:    2,719,990
Total:        241,327,393

DATED this 6th day of June, 2019

ALGONQUIN POWER & UTILITIES CORP.

/s/ George Trisic
___________________________________
George Trisic
Chief Governance Officer and Corporate Secretary